Exhibit 14.1

TABLE OF CONTENTS

Statement by CEO
Company Assets
Compliance with Laws
Confidential Information
Conflicts of Interest
Fair Dealing
Gifts, Bribes & Kickbacks
Loans
Political Contributions
Reporting Violations
Waivers
Conclusion

eCollege.com

CODE OF BUSINESS CONDUCT & ETHICS

Statement by Chief Executive Officer

At eCollege, we are committed to honest and ethical behavior and to conducting our business with integrity.  Our goal is to maintain an organization to be proud of, not only based on the quality of our products and services, but also because of how we conduct ourselves.  Integrity is key to our long-term business success

Following the recent well-publicized corporate scandals, Congress, the Securities and Exchange Commission and Nasdaq adopted rules designed to promote honest and ethical conduct by businesses.

This Code of Business Conduct & Ethics (the “Code”) is designed to fulfill this mandate and put in place a system to ensure we are aware of and can take prompt action against any questionable behavior.  It is also intended to help each of us focus on the duty we owe to each other, to the Company’s stockholders and to others with whom we do business to conduct ourselves at all times with integrity and in a way which would always make us proud if our actions were reported in the front page of our local newspapers.  This Code applies to each of the Company’s, and its subsidiaries, directors, officers, employees, and consultants (referred to as “employees”).

Employees must avoid, when possible, and appropriately handle actual or apparent conflicts of interest between personal and professional relationships.  When in doubt, your actions must comply with applicable governmental laws, rules and regulations and be free from discrimination, libel, slander or harassment.  Each person must be accorded equal opportunity, regardless of age, race, sex, sexual preference, color, creed, religion, national origin, marital status, veteran’s status or disability.  The following statements concern frequently raised ethical concerns.  A violation of the standards contained in this Code will result in corrective action, including possible dismissal.

If you are unsure of the appropriate action, follow the processes outlined in this Code in the section “Reporting Violations.”

Oakleigh Thorne

Chief Executive Officer and Chairman of the Board

Company Assets

Company assets must be safeguarded and used for Company use only.  This includes, without limitation, protection (including from loss or theft) of the Company’s physical facilities, office equipment (including, for example, all computer-related equipment, furniture and supplies), computer software, records and customer information.  We also must safeguard the Company’s trademarks, servicemarks, patents and other proprietary information, as further discussed in the section “Confidential Information.”

Compliance with Laws

The Company and every employee must obey and comply with all applicable laws and regulations in conducting our business.  It is your job to be aware of and to comply with the legal requirements affecting you.

Our employees may have the opportunity to learn or gain access to information about the Company or companies with whom we do business that is unavailable to the public. Such information may be “insider information” within the meaning of the U.S. federal securities laws.  As further described in the Company’s Stock Trading Policy for Employees and Stock Trading Policy for Insiders, our employees may not use any such inside information when making personal investment decisions or investment decisions for others regarding our stock or the stock of companies with whom we do business.  In addition, no employee may inform persons outside the Company of such information, other than to the Company’s authorized advisors, solely for the purposes of furthering proper Company objectives, and then only in accordance with appropriate confidentiality agreements.  This prohibition includes communications with family and friends.

If you have any questions regarding compliance with these laws and principles, please contact the General Counsel immediately.

Confidential Information

“Confidential Information” refers to information that is not available to the public (or that someone would normally expect to be non-public), and that might give the holder of the information a competitive advantage over a third party.  For example, Company Confidential Information includes:

•                  Information marked as “Confidential,” “Proprietary,” “Trade Secret,” or with a similar marking;

•                  Customer lists, price lists, vendor lists, or any information regarding our costs and purchase prices;

•                  Information relating to current and future business plans, strategies and methods, including product and service offerings, divestitures, mergers, acquisitions, and marketing and sales plans and data;

•                  Information relating to hiring decisions, and to current, former and prospective employees;

•                  Technical and engineering information, specifications, source code, and data;

•                  Financial reports and data that have not been formally reported to the public; and

•                  Any information of the type described above that is received from any other company, client, vendor, individual, or third party, including but not limited to student data.

Our Confidential Information represents a valuable corporate asset that should be protected as we protect any other valuable asset.  Employees must use reasonable diligence to protect the confidentiality of all Company Confidential Information, and should refrain from disclosing Company Confidential Information to unauthorized persons.  This means that employees should exercise care when discussing Company matters in the presence of third parties, and should contact the General Counsel before disclosing Company Confidential Information to a third party.  Company Confidential Information should never be disclosed for personal profit or for the advantage of yourself or any other person, either directly or indirectly.

You generally should contact the General Counsel before accepting any Confidential Information from any third party.  If you find yourself in the possession of third party Confidential Information, you must take care to observe the terms of any agreement under which Confidential Information has been received from the third party, and not to violate the rights of the third party.  Particular care should be taken when dealing with competitors’ clients, ex-clients and ex-employees.  Never knowingly request, accept, use or disclose the Confidential Information of these parties unless you have consulted with the General Counsel.  In addition, do not disclose, or induce any other employee to disclose, any former employer’s Confidential Information, and do not ask a third party to violate a non-compete or non-disclosure agreement.

Our technology represents a valuable corporate asset.  All employees must use at least reasonable diligence to protect the integrity of all Company technology.  This means that you should refrain from using, copying or distributing Company or third party software or technology without specific authorization, or for purposes other than to perform your assigned responsibilities.  In addition, you should not knowingly possess, use or discuss Company or third party software or other technology unless authorized to do so.  If you are in possession of Company or third party software or other technology, do not distribute or disclose such software and technology unless you are authorized to do so.  In all cases, use third-party software and technology only within the terms of the license agreement for such software and technology.

If you are involved in the design, development, testing, modification or maintenance of Company software or other technology, you should refrain from including any third-party Confidential Information or other software or technology in the technology that you develop for the Company, and from intentionally designing any Company technology to duplicate or emulate any third party technology.

Employees also should take care to observe the other provisions of this Code as they apply to Company Confidential Information.

Conflicts of Interest

You must avoid any personal activity, investment or association which could interfere with or which could appear to interfere with good judgment concerning the Company’s best interests.  You may not use Company property, information or position for personal gain, including by taking for yourself personally opportunities that are discovered through the use of Company property, information or position.  You should avoid even the appearance of such a conflict. For example, there is a likely conflict of interest if you:

•                  cause the Company to engage in business transactions with relatives or friends;

•                  use nonpublic Company, client or vendor information for personal gain by you, relatives or friends (including securities transactions based on such information);

•                  have more than a modest financial interest in the Company’s vendors, clients or competitors; or

•                  compete, or prepare to compete, with the Company while still employed by the Company.

There are other situations in which a conflict of interest may arise. If you become aware of any material transaction or relationship that could reasonably be expected to give rise to such a conflict of interest, or if you have concerns about any situation, follow the steps outlined in the section “Reporting Violations.”

Fair Dealing

No employee may take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice. You should endeavor to deal fairly with the Company’s customers, suppliers, competitors and employees.

Gifts, Bribes and Kickbacks

Other than for modest gifts or benefits given or received in the normal course of business (including travel or entertainment), neither you nor your relatives may give gifts to, or receive gifts from, the Company’s clients and vendors. Other gifts may be given or accepted only with prior approval of the Company’s Chief Executive Officer. In no event should you put the Company or yourself in a position that would be embarrassing if the gift was made public.

Dealing with government employees often is different than dealing with private persons. Many governmental bodies strictly prohibit the receipt of any gratuities by their employees, including meals and entertainment. You must be aware of and strictly follow these prohibitions.

Any employee who pays or receives bribes or kickbacks will be subject to corrective action, including possible immediate dismissal, and reported, as warranted, to the appropriate authorities. A kickback or bribe includes any item intended to improperly obtain favorable treatment.

Loans

If you are a director or executive officer, you may not request or accept a loan or payroll advance from the Company.

Political Contributions

No Company funds may be given directly to political candidates. You may, however, engage in political activity with your own resources on your own time.

Reporting Violations

If you become aware of a suspected violation of law, Company policy, or any provision of this Code, whether before or after it has occurred, you should first review the Company’s Escalation Policy, and if such suspected violation falls with the Escalation Policy, you must follow the guidelines of that policy.  For any other suspected violation, you must promptly report it to the General Counsel.  If you still are concerned after speaking with the General Counsel, or feel uncomfortable speaking with such person (for whatever reason), you may contact the Chief Executive Officer of the Company.  If for whatever reason you are unable to contact, or concerned about contacting, the Chief Executive Officer of the Company, you may contact the company’s Audit Committee Hotline, which may be done anonymously and will be treated as confidential to the extent possible.  In any event, you have the Company’s commitment that you will be protected from retaliation for initiating a report under this section.

Waivers

Under appropriate circumstances, the Company may waive application of the Code to certain otherwise prohibited conduct.  A waiver must be requested in advance and in writing, and the request must describe the contemplated conduct for which the waiver is sought and why a waiver would be appropriate under the circumstances.

If you are a director or executive officer, a waiver request must be directed to the Board of Directors. The waiver may be granted only by a vote of the Board of Directors following a determination that a waiver is appropriate under the circumstances.  The waiver must be accompanied by appropriate controls designed to protect the Company.

If you are not a director or executive officer, a waiver request must be directed to the Chief Executive Officer. The waiver may be granted only following a determination by such officer that the waiver is appropriate under the circumstances and must be accompanied by appropriate controls designed to protect the Company.

The Company will post on its web site for a period of at least 12 months a description of any changes to, amendments or waivers of this Code applicable to directors or executive officers.  Implicit waivers due to inaction by Company management with respect to reported or known Code violations shall be similarly disclosed.

Conclusion

We each are responsible for safeguarding and promoting the Company’s business reputation.  Of course, doing the right thing won’t always be easy.  Many situations will involve subtleties and complexities that lead to difficult choices.  When in doubt, take a step back to ask yourself whether the situation feels right, and consider whether you feel confident that your actions would withstand scrutiny.  If necessary, take another careful look at this Code for guidance and seek advice from a manager or other colleague.  Your actions should not have even the appearance of impropriety.  You should be able to feel comfortable that your actions would not embarrass yourself, your colleagues or the Company’s stockholders should it turn out that your conduct becomes “front page” news.

If you are uncertain about a contemplated course of action or have questions about this Code, you should raise the issue with the General Counsel or another member of senior management with whom you feel comfortable.  If you still are uncomfortable, please follow the steps outlined above in the section “Reporting Violations.”

Any employee who ignores or violates any of the Company’s ethical standards, and any manager who penalizes a subordinate for trying to follow these standards, will be subject to corrective action, including possible immediate dismissal. It is my sincere hope, however, that your own moral compass and desire to be a part of an honest and ethical organization governs your conduct in accordance with this Code, rather than the threat of discipline. Simply put, the Company seeks to employ people who believe that honest and ethical behavior is not only good business, but also the right thing to do personally.

This Code will be posted to the Company’s website at www.ecollege.com.

THE INFORMATION PROVIDED AND PROCEDURES SET FORTH IN THIS PUBLICATION DO NOT CONFER CONTRACTUAL RIGHTS OF ANY KIND UPON ANY EMPLOYEE OR THIRD PARTY OR CREATE CONTRACTUAL OBLIGATIONS OF ANY KIND.